EXHIBIT 12

                     PEPSICO, INC. AND SUBSIDIARIES
           Computation of Ratio of Earnings to Fixed Charges
             (in millions except ratio amounts, unaudited)

                                   24 Weeks Ended
                                  ----------------
                                  6/13/98  6/14/97
                                  -------  -------
Earnings:                                   (a)

Income from continuing operations
 before income taxes..........     $1,263   $  805

Joint ventures and minority
 interests, net................         1        8

Amortization of capitalized
 interest......................         3        2

Interest expense...............       152      235

Interest portion of rent
 expense (b)...................        21       20
                                  -------  -------
Earnings available for fixed
 charges.......................    $1,440   $1,070
                                  =======  =======

Fixed Charges:

Interest expense..............     $  152   $  235

Capitalized interest..........          6        4

Interest portion of rent
 expense (b)...................        21       20
                                  -------  -------

  Total fixed charges..........    $  179   $  259
                                  =======  =======

Ratio of Earnings to Fixed
 Charges.......................      8.04     4.13
                                  =======  =======


(a) Included $304 of unusual charges in 1997. Excluding the unusual charges, the ratio of earnings to fixed charges for the 24 weeks ended June 14, 1997 would have been 5.31.
(b) One-third of net rent expense is the portion deemed representative of the interest factor.








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